



NEWS RELEASE

First-Half 2008 Revenue Up
5.4% like-for-like
9.6% at constant exchange rates

Charenton-le-Pont, France (July 17, 2008, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of €1,520.3 million for the six months ended June 30, 2008, representing a reported 2.9% increase on first half 2007.

Like-for-like growth was 5.4%, in line with trend rates, while growth excluding the currency effect was maintained at a strong 9.6%, lifted by the Company's sustained acquisitions drive (4.2%). This robust performance in a challenging economic environment demonstrates the solid strength of the Company's growth model, built around innovation and acquisitions-led expansion.

As a result, Essilor confirms that the first half will see a further increase in earnings, with operating margin held firm at 2007 levels.

Consolidated revenue for the first six months of 2008

€ millions	**First half 2008**	First half 2007	% change (reported)*	% change (like-for-like)
Total	**1,520.3**	**1,476.9**	**+ 2.9%**	**+ 5.4%**
Europe	**697.2**	675.7	+ 3.2%	+ 2.7%
North America	**625.4**	622.4	+ 0.5%	+ 7.0%
Asia-Pacific	**137.1**	128.6	+ 6.6%	+ 6.9%
Latin America	**60.6**	50.1	+ 21.0%	+ 17.6%

(*) Changes in scope of consolidation added 4.2%; the currency effect was a negative 6.6%.

First-half like-for-like growth reflected a gain of 6.2% in the first quarter, followed by 4.6%[1] in the second. Note that the year-earlier basis of comparison was high, with like-for-like growth of 8.4% in the first-half and of 8.9% in the second quarter alone.

[1] Second-quarter growth is presented in more detail in the appendix, page 3.



Of the 4.2% in growth from changes in the scope of consolidation, 2.9% came from acquisitions made in 2007, led by OOGP, KBco and ILT. Consolidation of companies acquired since the beginning of 2008 (except Satisloh) added 1.3 point of external growth.

As in the first quarter, **the currency effect, which totalled a negative 6.6% over the half**, was primarily due to the fall in the US dollar against the euro (down 13.7% over the period) and to a lesser extent to the decline in the British pound (down 13.4% against the euro). The 3.2% slide in the Canadian dollar and the sharp 18.7% drop in the Korean won, both against the euro, also weighed on reported revenue for the half.

Revenue by region

In **Europe**, growth was dampened both by an unfavorable comparison with first-half 2007, when revenue rose 8.4% on the launch of Varilux Physio® and Anateo®, and by the generally weaker economy. A strong performance in Germany and the Netherlands contrasted with slower growth in the United Kingdom, Spain and Italy, while positions were maintained in France.

In the **United States**, the slowdown at certain optical chains was offset by robust growth at independent eyecare professionals, among whom the Company continued to widen its market share. This enabled Essilor of America to report 7.4% like-for-like growth for the half. Business was also satisfactory in Canada.

Performance varied by country in the **Asia-Pacific** region, with growth remaining very strong in the ASEAN countries, India and South Korea, but slowing in China in the second quarter. After a particularly difficult beginning of the year, business in Australia and New Zealand is starting to recover, especially in the independent eyecare professionals segment. In Japan, Essilor is continuing to gain market share from the competition in a flat market.

All of the country organizations in **Latin America** reported excellent results for the period, despite the very high prior-year comparatives. Operations in Argentina and Mexico were especially dynamic, with growth of around 30%.

Highlights of the quarter – Acquisitions

In June, Essilor announced the acquisition upon fulfillment of certain conditions precedent of Satisloh, the world's leading supplier of prescription laboratory equipment (€161 million in revenue in 2007). The purchase has not slowed the Company's strong external growth dynamic, led by a steady stream of small, geographically targeted acquisitions. Indeed, Essilor has recently carried out five such transactions in Europe, the United States and Asia.

In Germany, a majority interest has been acquired in **Nika GmbH**, a lens wholesaler that is the country's exclusive distributor of Nikon products. Based in Winningen (Rhineland-Palatinate), the company has revenues of roughly €9 million. Its purchase is designed to strengthen the close fit between Essilor's German distributor networks.

In the United States, the prescription laboratory network has been further strengthened by Essilor of America's acquisition of majority stakes in **Deschutes** (based in Oregon and Idaho, with revenues of $2.7 million) and **Optimatrix** (based in Alabama, with revenues of $4.6 million).

In Malaysia, Essilor has acquired the country's leading independent laboratory **Frame N' Lenses**. With revenues of €2 million and a local market share of 5%, the new subsidiary will improve the Company's control over the local distribution of its entry-level products. In India, Essilor has acquired the assets of **Sankar & Co**'s ophthalmic division, comprising five formerly franchised laboratories in the Coimbatore region, which together generate €0.9 million in revenues. In particular, the new unit will develop a Crizal® anti-reflective lens center.

Appendix : Second quarter revenue

€ millions	**Q2-2008**	Q2-2007	% change (reported)*	% change (like-for-like)	Q1-2008
Total	**758.1**	**741.2**	**+ 2.3%**	**+ 4.6%**	**762.2**
Europe	350.8	341.2	+ 2.8%	+ 1.8%	346.4
North America	307.2	310.7	- 1.1%	+ 5.7%	318.3
Asia-Pacific	67.9	63.3	+ 7.3%	+ 7.3%	69.2
Latin America	32.3	26.0	+ 24.1%	+ 21.0%	28.3

(*) Changes in scope of consolidation added 4.4%; the currency effect was a negative 6.7%.

A conference call in French will be held today at 9:00 a.m., CEST.

The number to dial is: +33 (0) 1 70 99 43 04

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20080717-16528B07/fr/



A conference call in English will follow at 10:00 a.m., CEST.

The number to dial is: +44 (0)20 78 06 19 68

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20080717-16528B07/en/

Next financial announcement:

First-half earnings will be released on August 28, 2008.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE

Chiffre d'affaires du 1er semestre 2008
Croissance homogène de 5,4 %
Croissance hors change de 9,6 %

Charenton-le-Pont (17 juillet 2008 - 6h30) -- Au 30 juin, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 1 520,3 millions d'euros, en hausse de 2,9 % par rapport au premier semestre 2007.

La croissance organique s'établit à 5,4 %, en ligne avec la tendance historique d'Essilor. La dynamique de la stratégie d'acquisitions (+ 4,2 %) permet au groupe de maintenir un fort niveau de croissance hors effet de change, soit + 9,6 %. Ces performances élevées dans un environnement économique difficile soulignent la grande solidité du modèle de développement du groupe axé sur l'innovation et la croissance externe.

Dans ce contexte, Essilor confirme pour le premier semestre une nouvelle augmentation de ses résultats et le maintien d'une rentabilité opérationnelle au même niveau que 2007.

Chiffre d'affaires consolidé au 30 juin 2008 – 6 mois

En millions d'euros	**1er semestre 2008**	1er semestre 2007	Variation publiée*	Variation en base homogène
Total	**1 520,3**	**1476,9**	**+ 2,9 %**	**+ 5,4 %**
Europe	**697,2**	675,7	+ 3,2 %	+ 2,7 %
Amérique du Nord	**625,4**	622,4	+ 0,5 %	+ 7,0 %
Asie Océanie	**137,1**	128,6	+ 6,6 %	+ 6,9 %
Amérique latine	**60,6**	50,1	+ 21,0 %	+ 17,6 %

(*) Effet périmètre : + 4,2 % ; effet de change : - 6,6 %

La croissance organique du semestre se décompose en + 6,2 % au premier trimestre et + 4,6 %[1] au deuxième trimestre. Pour mémoire, la base de comparaison avec le premier semestre 2007 était élevée (croissance homogène de 8,4 %), particulièrement au deuxième trimestre (+ 8,9 %).

[1] Voir le détail du deuxième trimestre en annexe, page 3

Le fort effet de périmètre (+ 4,2 % au 30 juin) recouvre pour la majeure partie (+ 2,9 %) les acquisitions réalisées au cours de l'exercice 2007, en tête desquelles OOGP, KBco et ILT. La consolidation des acquisitions signées depuis le début de l'année 2008 (hors Satisloh) ajoute 1,3 point à la croissance externe.

Comme au premier trimestre, **l'impact des devises (- 6,6 % sur le semestre)** reste essentiellement imputable à la chute du dollar américain face à l'euro (- 13,7 % sur la période) et, dans une moindre mesure, de la livre anglaise (- 13,4 %). Le glissement du dollar canadien (- 3,2 %) et la nette dépréciation du won coréen (- 18,7 %) face à l'euro ont également pesé sur le chiffre d'affaires.

Chiffre d'affaires par région

En **Europe**, la croissance a été impactée par un effet de base défavorable (+ 8,4 % au premier semestre 2007 qui avait bénéficié du lancement de Varilux Physio® et d'Anateo®) et par un climat économique globalement dégradé. Les bonnes performances de l'Allemagne et des Pays-Bas contrastent avec une plus faible activité au Royaume-Uni, en Espagne et en Italie. En France, Essilor maintient ses positions.

Aux **Etats-Unis**, le ralentissement observé par certaines chaînes optiques est compensé par le fort dynamisme des optométristes indépendants auprès desquels le groupe continue d'accroître sa présence. Essilor of America affiche ainsi une croissance organique de 7,4 % depuis le début de l'année. L'activité est également satisfaisante au Canada.

La région **Asie-Océanie** affiche des performances variables. Les pays de l'Asean, l'Inde et la Corée du Sud continuent d'obtenir de très fortes progressions tandis que la Chine a connu une croissance plus modérée au deuxième trimestre. Après un début d'année particulièrement difficile, l'Australie/Nouvelle-Zélande amorce un redressement, notamment dans le segment des opticiens indépendants. Enfin, au Japon, Essilor continue à gagner du terrain sur ses concurrents dans un marché atone.

L'ensemble des pays d'**Amérique latine** obtiennent d'excellents résultats en dépit d'une base de comparaison très élevée. Avec des taux de croissance de l'ordre de 30 %, l'Argentine et le Mexique sont particulièrement dynamiques.

Faits marquants du trimestre - Croissance externe

Essilor a annoncé en juin l'acquisition sous conditions suspensives de Satisloh, leader mondial des équipements de prescription optique (161 millions d'euros de chiffre d'affaires en 2007). Cette opération ne remet pas en cause la dynamique de croissance externe du groupe fondée sur un flux régulier de petites acquisitions géographiquement ciblées : ainsi, Essilor annonce cinq nouvelles acquisitions en Europe, aux Etats-Unis et en Asie.

En Allemagne, le groupe prend une participation majoritaire dans **Nika GmbH**, grossiste basé à Winningen (Rhénanie-Palatinat) réalisant environ 9 millions d'euros de chiffre d'affaires, et distributeur exclusif des verres Nikon en Allemagne. Cette acquisition vise à renforcer la complémentarité des réseaux du groupe sur ce marché.

Aux Etats-Unis, le groupe poursuit le renforcement de son réseau de laboratoires de prescription en intégrant deux nouveaux actifs. Essilor of America prend des participations majoritaires dans **Deschutes** (CA : 2,7 millions de $) et **Optimatrix** (CA : 4,6 millions de $), deux laboratoires de prescription situés respectivement dans l'Oregon et l'Idaho (deux sites), et en Alabama.

En Malaisie, Essilor acquiert le premier laboratoire indépendant du pays **Frame N' Lenses**. Avec 2 millions d'euros de chiffres d'affaires et une part de marché locale de 5 %, ce grossiste assurera au groupe une meilleure maîtrise de la distribution des produits entrée de gamme dans le pays. Enfin, en Inde, Essilor reprend les actifs de la division ophtalmique de **Sankar & Co** regroupant 5 laboratoires anciennement franchisés dans la région de Coimbatore, et réalisant un chiffre d'affaires cumulé de 0,9 million d'euros. La nouvelle structure développera notamment un centre antireflet Crizal®.

Annexe : Chiffre d'affaires du deuxième trimestre

En millions d'euros	**T2 2008**	T2 2007	Variation publiée*	Variation en base homogène	Rappel T1
Total	**758,1**	**741,2**	**+ 2,3 %**	**+ 4,6 %**	**762,2**
Europe	350,8	341,2	+ 2,8 %	+ 1,8 %	346,4
Amérique du Nord	307,2	310,7	- 1,1 %	+ 5,7 %	318,3
Asie Océanie	67,9	63,3	+ 7,3 %	+ 7,3 %	69,2
Amérique latine	32,3	26,0	+ 24,1 %	+ 21,0 %	28,3

(*) Effet périmètre : + 4,4 % ; effet de change : - 6,7 %

ESSILOR

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : + 33 (0)1 70 99 43 04

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080717-16528B07/fr/

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : +44 (0)20 78 06 19 68

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080717-16528B07/en/

Prochain rendez-vous :

Les résultats du 1er semestre seront publiés le 28 août 2008.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : + 33 (0)1 49 77 42 16

www.essilor.com

END